Anbio Biotechnology

Friedrich-Ebert-Anlage 49, 60308,

Frankfurt am Main, Germany

March 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Jessica Dickerson

Re: Anbio Biotechnology

Draft Registration Statement on Form F-1

Submitted December 27, 2023

CIK No. 0001982708

Dear Ms. Dickerson,

This letter is in response to your letter on January 23, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Anbio Biotechnology (the “Company”) filed with the U.S. Securities and Exchange Commission on December 27, 2023. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-1 (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 Submitted December 27, 2023

Cover Page

1.	With respect to CVC Investment and Northwestern Investment, please provide us with your analysis as to whether these shareholders are acting as a “group” as determined by Exchange Act Rule 13d-5(b)(1). We note in this regard your disclosure under the risk factor entitled “Our corporate actions will be substantially controlled by our shareholders, CVC Investment and Northwestern Investment, which will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders.” If these shareholders will be acting as a group or otherwise controlling the Company, please tell us whether you will be a controlled company under the Nasdaq rules upon the completion of your offering. If you will be a controlled company, please include appropriate disclosure on the prospectus cover page and in the prospectus summary and provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and prospectus summary disclosure should include the identity of your controlling shareholders, the amount of voting power the controlling shareholders will own following the completion of the offering, and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

RESPONSE: We respectfully advise the Staff that CVC Investment and Northwestern Investment are not a “group” pursuant to Exchange Act Rule 13d-5(b)(1) and the Company has revised its disclosure on page 19 of the DRS/A accordingly. We have removed the disclosure that CVC Investment and Northwestern investment will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders. We further respectfully advise the Staff that we will not be a controlled company.

2.	Please revise the prospectus cover page to include a cross reference to the risk factors section, including the page number where it appears in the prospectus. Refer to Item 1 of Form F-1 and Item 501(b)(5) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on the cover page of the DRS/A to include a cross reference to the risk factors section, including the page number where it appears in the prospectus.

Table of Contents, page i

3.	We note your statement below the Table of Contents that you have not independently verified the statistical data, industry data, forecasts, and market research used in the prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page i of the DRS/A accordingly.

Prospectus Summary

Our Competitive Strengths, page 1

4.	We note from your disclosure on pages F-10 and F-24 that a significant amount of your revenues has been derived from the European Union and from your disclosure on page 64 that you have significant customer concentration. Please balance your disclosure regarding a diversified global customer portfolio in this regard. Also revise your disclosure under “Diversified Global Customer Portfolio” on page 50 as appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 1, page 2, and page 50 of the DRS/A to revise the disclosure under diversified global customer portfolio.

Implications of Being an “Emerging Growth Company”, page 5

5.	We note your disclosure in the last bullet point of the first paragraph that you will not be required to conduct an evaluation of your internal control over financial reporting. Please revise this so that it is consistent with your disclosure on page 18 that Section 404 of the Sarbanes-Oxley Act will require you to include a report from management on the effectiveness of your internal control over financial reporting in your annual report on Form 20-F beginning with your annual report for the fiscal year ending December 31, 2023.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 5 and page 18 of the DRS/A to clarify the period that Company will not be required to conduct an evaluation of internal control over financial reporting.

Risk Factors

There can be no assurance that we will not be a passive foreign investment company, or PFIC..., page 24

6.	We note your disclosure on page 99 that you do not intend to provide information necessary for U.S. holders to make qualified electing fund elections which, if available, you disclose would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs that you describe. In this risk factor, disclose that you do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 25 of the DRS/A to disclose that the Company does not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For staff’s convenience, we provide the revised risk factor below:

 There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this offering) the value of the assets held by our strategic investment business, the expected proceeds from this offering as well as projections as to the market price of our Class A Ordinary Shares immediately following the completion of this offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. For more information see “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” beginning on page 98.

Use of Proceeds, page 29

7.	Please revise your disclosure in this section to address the following:

●	Clarify what is meant by “global market.” For example, it is unclear whether you intend to use the proceeds from this offering to expand into every market or markets in specific countries, regions, etc.

●	Clarify how far into the development process you estimate the proceeds from the offering will enable you to reach. For example, you disclose that you will use proceeds to seek regulatory approval in the global market, including relevant clinical studies and trial testing, and to research and develop new products, commercialize existing products, and validate quality assurance, but it is unclear whether you expect the proceeds will be sufficient to move from research and development all the way through the approval process and commercialization.

●	Identify each program, product, or product candidate you plan to fund with the proceeds from the offering and the dollar amount you intend to allocate to each program, product, or product candidate in each of the uses described in the first three line items of the table. For example, disclose the clinical studies and trial testing that will be funded with proceeds from the offering, as well as which existing products you intend to commercialize with proceeds from the offering.

●	Disclose whether the allocated proceeds will be sufficient to complete the actions described in the table or whether you will require additional funds to accomplish the specified purposes for which the proceeds are intended to be used.

●	Ensure consistency between the disclosures in this section and the disclosures on page 7 referring to the expansion of your research and development pipeline, advancing customer service, and strengthening sales operations.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on “global market” on page 29 of the DRS/A. The Company does not have specific plan on how far the development process we estimate the proceeds from the offering will enable us to reach or specific program, product, or product candidate we plan to fund with the proceeds from the offering. The Company also revised its disclosure to ensure consistency between the disclosures in this section and the disclosures on page 7 referring to the expansion of sales and distribution network in the strategically selected markets, research and development, and working capital and general corporate matters. The Company believes the proceeds will be sufficient to complete the actions described in the revised table on page 29 of the DRS/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Operating Results

Increases in the Price of Life Sciences Reagents and Consumables May Harm Our Profitability, page 35

8.	We note your disclosure that you ask your suppliers not to increase prices unilaterally without giving you a 12-month advance notice due to the fluctuation in foreign exchange. Please revise your disclosure to clarify whether your suppliers generally honor such request to the extent material and whether you enter into contractual agreements with your suppliers regarding the same. In addition, if your suppliers are not obligated to provide the requested advance notice to you, please revise your disclosure to state that fact.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 35 of the DRS/A accordingly.

Impact of COVID-19, page 35

9.	We note your disclosure in the first sentence that you are a fast-growing biomedical diagnostic company and that you are confident you will offer your mature non-COVID-19 IVD products to the global market as soon as possible. Please disclose the measure by which you characterize the Company as “fast-growing.” In this regard, we note the significant decrease in revenue during the first six months of 2023. In addition, please clarify which mature non-COVID-19 IVD products you intend to offer to the global market, what is meant by “global market,” and your anticipated timeline for introducing these products to the global market. In this regard, the breadth of your intended reach into the “global market” is unclear and your reference to offering certain products “as soon as possible” is ambiguous as to how soon the products could actually be offered into the market.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 35 of the DRS/A which characterized the Company as “fast-growing.” The Company also revised its disclosure on page 35 of the DRS/A to clarify the five In Vitro Diagnostic (IVD) platforms in our current portfolio. Currently, all of the IVD products we supply are available to our customers and ready for commercialization; all clinical and analytical performance and validation studies have been completed and no additional development efforts are ongoing. However, to market our products in the countries we strategically selected, we may first register our IVD products in these countries and must meet such countries’ individual and specific requirements as well. We are currently preparing the documentation for the IVDR registration of our IVD products and we anticipate IVDR approval by December 31, 2026. Additionally, all of the IVD products we supply are CE marked under the In Vitro Diagnostic Directive (IVDD) 98/79/EC. None of our non-COVID-19 IVD products are registered in any specific country.

10.	We note your disclosure in the second paragraph that, when the transition period for the IVDR 2017/746 Directive ends, your CE marked products may need to be recertified under the IVDR 2017/746 Directive before they can legally be sold in the EU. Please disclose when the transition period is expected to end, which of your products may, or will, require certification, the status and anticipated timeline for recertification of your products, and the potential impact on the Company resulting from any delay in, or failure to receive, recertification.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 36 of the DRS/A to include the information requested by the Staff.

Results of Operations

Other Income, net, page 38

11.	Please disclose what sample income, noted here, and customized package design service, noted on page 39, relates to, and disclose if you will continue with these lines of business and provide your accounting policy for recognizing such revenue in your notes to the financial statements.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 38 and page 39 to clarify the sample income and customized package design service, and provided accounting policy for recognizing such revenue on page F-11 and page F-25 of the DRS/A.

Research and Development Expenses, page 39

12.	Refer to your disclosure beginning on page 61 relating to your research and development activities. Please revise your disclosure here to describe the types of research and development costs incurred. In addition, revise your disclosure on page F-25 to include your research and development accounting policy which is noted within your discussion of Operating Expenses in Note 2, Summary of Significant Accounting Policies. Refer to Item 5.C of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 39 and page F-24 of the DRS/A to include the information requested by the Staff.

Critical Accounting Estimates, page 41

13.	Please explain why you appear to include separate discussions of Critical Accounting Estimates and Critical Accounting Policies or revise. Refer to Item 5.E of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 41, page F-7 and page F-21 of Form DRS/A to combine the discussions. Upon further review of our financial statements, we did not use a significant level of estimation uncertainty and have had or are unlikely to have a material impact on our financial condition or results of operations. As such, we revised our Critical Accounting Estimates on page 41 of Form DRS/A. We also emphasized that we have no significant accounting estimates and assumptions that affect the consolidated financial statement and related notes.

14.	Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Your disclosure should provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations and should include why each critical accounting estimate is subject to uncertainty and how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 5.E of Form 20-F.

Specifically, please revise to explain why each critical accounting estimate (Revenue Recognition, Leases, Fair Value Measurement, Income Taxes and Estimated Allowance for Accounts Receivable) is subject to uncertainty and how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. For example, you state that there was no provision for doubtful accounts as of June 30, 2023, December 31, 2022 and 2021. Please revise your disclosure to more fully describe the judgments, methods, inputs, and assumptions involved in your determination.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 41, page F-7 and page F-21 of the DRS/A accordingly. As stated above in the response to question 13, we did not use accounting estimate in the preparation of our financial statement. We believe our current disclosure on page 41 of the DRS/A is sufficient for our current financial reporting.

Business, page 48

15.	Please revise your disclosures in this section and throughout the prospectus as appropriate to clarify the current status of your various programs, solutions, products, and product candidates. For example, please clarify their current stage of development and/or commercialization; which of them require regulatory approval and where they are in the approval process; and your timelines and anticipated plans for marketing, distributing, and otherwise commercializing the same. In this regard, we note references in this section and elsewhere in the prospectus to your extensive portfolio of IVD products designed to cater to diverse diagnostic needs, your comprehensive range of products encompassing solutions for various applications, your advanced diagnostic capabilities, your versatile range of products, and other similar characterizations that imply you have a broad product line available. However, we also note your disclosure on page 53 that your product lineup primarily features rapid antigen tests for COVID-19, as well as your disclosures throughout the prospectus that 99% of your revenues were generated from sales of your SARS-CoV-2 and SARS-CoV-2/Flu A/Flu B Antigen Rapid Test Kit.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 1, page 15, page 46 and page 47 of the DRS/A to disclose the current status of our IVD products.

16.	We note your disclosure that you developed and distributed a comprehensive range of robust solutions to meet the growing demand in the POCT and OTC markets. Given your limited operating history, your disclosure on page 61 that you only incurred nominal research and development expenses in 2022, and the broad product lineup you discuss throughout the prospectus, please briefly describe the research and development activities you have conducted to date. To the extent that you acquired products and solutions from third parties, please briefly describe that aspect of your business strategy.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on research and development activities on page 46, page 58 and page 59 of the DRS/A accordingly.

Our Products

Types of Products, page 54

17.	Please revise the table to clearly identify which products, if any, require regulatory approvals; which regulatory approvals, if any, the products have received; which products are commercially available and/or ready for commercialization; and your plans and expectations for the same. In this regard, we note general disclosure on page 51 that certain of your non-COVID-19 related products are registered for commercialization in the EU under CE Mark authority and that you plan to commercialize non-COVID-19 related products via distributors for the fiscal year ending December 31, 2023 and beyond. For any products not yet commercially available or ready for commercialization, please identify where the product is in the development process.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 52 and page 53 of the DRS/A accordingly.

Clinical Results, page 60

18.	We note references in this section to conclusions related to the data generated from your studies. For example, you disclose conclusions related to the suitability of your SARS-CoV- 2 Antigen Rapid Test and characterize the results as exhibiting “excellent” sensitivity and specificity. In addition, you disclose that a study concluded that your SARS-CoV-2/Influenza A/B Antigen Rapid Test is “accurate, sensitive, specific, and user-friendly, requiring minimal training, and is suitable for point-of-care and home use to detect COVID-19, Influenza A, and Influenza B.” While we do not object to your disclosure of objective data resulting from the trials, please delete any conclusions you drew from such data as inappropriate given the regulatory authorities’ role in the approval process for medical devices. Please make similar revisions throughout the registration statement as appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 1, page 3, page 12, 43, page 36, page 46, page 48, page 55, page 56, page 57, page 58, and page 59 accordingly.

Our Suppliers, page 63

19.	We note your supplier concentration for the periods presented. Please disclose whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement or provide us with an analysis as to why that would not be appropriate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 61 of the DRS/A accordingly and filed the form of supply agreement as Exhibit 10.3 to the DRS/A.

Intellectual Property, page 64

20.	Please disclose whether you own or license your intellectual property. In addition, please disclose the specific products or product groups to which your patent and trademark applications relate.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure relating to the intellectual property on page 62 of the DRS/A accordingly.

Employees, page 66

21.	Please disclose the breakdown of employees by main category of activity and geographic location. Refer to Item 4.a of Form F-1 and Item 6.D in Part I of Form 20-F. Also, given that you appear to have only incurred research and development expenses in 2022, please tell us how to reconcile your disclosure that around 15% of your staff members are involved with research and development with the expenses shown on the financial statements included in your filing.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 63 of the DRS/A accordingly. For the fiscal year ended December 31, 2021, there were no research and development (R&D) expenses due to the Company’s limited operation period in 2021 (the Company started its operation at the end of 2021). For the six months ended June 30, 2023, staff members engaged in R&D did not receive compensation or accrue any costs as their assigned projects were ongoing and still needed to be completed. All of our R&D expenses were booked in the second half of 2023 after the projects were completed. Anbio compensated staff members involved in R&D for their work, resulting in the incurrence of R&D costs in the second half of 2023. Consequently, Anbio only incurred R&D costs during the second half of 2023.

Management, page 71

22.	We note your disclosure that Michael Lau has served as a Vice President of Global Head of GMP Operations and Diagnostics for Genscript Biotech Corp. since July 2017 and that he is responsible for management of a business development and sales team for 28 states in the United States and South America. Please revise your disclosure to clarify whether Mr. Lau continues to hold this position and, if not, when he left this position. If Mr. Lau continues to hold this position, please:

●	disclose how Mr. Lau’s time and attention is allocated between the Company and Genscript and whether the Company is party to any arrangements regarding the same;

●	disclose, as appropriate in the prospectus, any competing interests between the Company and Genscript and what measures, if any, the Company has taken to protect its confidential information and its intellectual property from Genscript; and

●	include risk factor disclosure in the “Risk Factors” section of the prospectus regarding any potential conflicts of interest, the diversion of Mr. Lau’s time and attention away from the Company, and any other material risks associated with Mr. Lau’s dual roles.

To the extent material, please provide similar disclosures regarding Richard Chen’s dual role as Chief Financial Officer of the Company and as a partner of CLC LLP, particularly as such disclosures relate to the allocation of Mr. Chen’s time and attention between the Company and CLC.

RESPONSE: We respectfully clarify for the Staff that Mr. Lau has been acting as an officer of Anbio since November 1, 2021 and has been responsible for business performance, strategic planning, and the department budget. Since July 2017, he served as a Vice-President of Global Head of GMP Operations for Genscript Biotech Corp. (OTCMKTS: GNNSF) (“Genscript”), a holding company which engages in the manufacture and sale of life sciences research products and services. He is responsible for Management of Business Development and Sales Team for 28 states of the United States and EU. There are no competing interests between the Company and Genscript since the Company is focused on diagnostics, while Genscript operates in the life sciences sector. Mr. Lau is under nondisclosure agreement with us to protect our confidential information and intellectual property from Genscript Biotech Corp.. He intends to conclude his employment with Genscript following the public offering of our Company and intends to maintain his position our as CEO thereafter. As for Mr. Chen, he has served as our Chief Financial Officer (“CFO”) since January 1, 2022. Mr. Chen dedicates his entire time to the Company while taking a passive role at CLC LLP and not involved in its daily operation. There are no competing interests between our Company and CLC LLP. He is under nondisclosure agreement with us to protect our confidential information and intellectual property from CLC LLP. Accordingly, the Company has revised its disclosure with respect to Mr. Lau and Mr. Chen on page 17, page 69 and page 70 of the DRS/A.

23.	Please disclose any arrangement or understanding with major shareholders or others pursuant to which any of the executive officers were selected as a member of senior management or Mr. Xu was selected as a director. Refer to Item 4.a of Form F-1 and Item 6.A.5 of Part I of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 70 of the DRS/A to clarify that none of the executive officers or Mr. Xu were selected as a member of senior management or as a director are under any arrangement or understanding with major shareholders or others as defined in Item 6.A.5 of Part I of Form 20-F.

Board of Directors, page 72

24.	We note your disclosure that “[a] director may exercise all the powers of the company....” Please clarify whether a single director may exercise these powers or whether the exercise of such powers requires action by the board of directors.

RESPONSE: We respectfully clarify for the Staff that the excise of these powers requires actions by the board of directors. As such, the Company has revised its disclosure on page 71 of the DRS/A accordingly.

Executive Compensation

Agreements with Named Executive Officers, page 76

25.	We note your disclosure that you “plan” to implement incentive compensation arrangements with your senior executive officers under an executive incentive compensation plan if the Company exceeds a target market cap for six consecutive months. Please disclose how the target market cap will be calculated for this purpose or cross reference to the exhibit, if applicable, where the “Market Capitalized Target” is defined. In addition, please clarify whether you are obligated to pay the specified amounts upon achievement of the target and whether, like the payment to be made to Mr. Lau, the payments to Mr. Chen and Mr. Tian will be made in stock. Finally, please include a brief description of the executive incentive compensation plan, file a copy of the plan as an exhibit to the registration statement, and disclose here how many shares will be authorized under the plan. Refer to Item 8.a of Form F-1 and Item 601(b)(10)(iii) of Regulation S-K.

RESPONSE: We respectfully clarify for the Staff that the target market cap is calculated by multiplying the closing price of the Class A Ordinary Shares on each trading day by the total number of outstanding Class A Ordinary Shares at the close of that respective trading day. Company is obligated to pay the specified amounts upon achievement of the target and the payment to be made to Mr. Lau, Mr. Chen and Mr. Tian will be made in Class A Ordinary Shares of the Company. As such, the Company has revised its disclosure on page 75 of the DRS/A accordingly. In addition, we have filed the executive incentive compensation plan as Exhibit 10.4 to the DRS/A.

Principal Shareholders, page 77

26.	Although we note your disclosure that James Howard is the sole proxy holder of the shares held by CVC Investment, and that Mark Martinez is the sole proxy holder of the shares held by Northwestern Investment, please revise your disclosure to clarify the natural person or persons who have ultimate voting control and investment control of the shares held by these entities. Also, if Messrs. Howard and Martinez were granted their proxies by other natural persons, please make that clear.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 77 of the DRS/A to clarify that James Howard has voting control and investment control of CVC Investment and Mark Martinez has voting control and investment control of Northwestern Investment.

Description of Share Capital

Ordinary Share, page 79

27.	We note your disclosure in the first sentence that all of your issued and outstanding Class A ordinary shares and Class B ordinary shares are fully paid and nonassessable. We note a similar statement on page 80. Please reconcile these disclosures with the statement on page II-1 of the registration statement that the consideration for the June 30, 2023 private placement of Class A ordinary shares and Class B ordinary shares has not been paid as of the date of the prospectus.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 79 and page 80 of the DRS/A to clarify that all of our issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company will be fully paid and non-assessable prior to the completion of the offering.

Class B Ordinary Shares, page 80

28.	Please clarify how the amount of the repayment of capital on the Class B ordinary shares would be calculated. Also indicate whether the Class B ordinary shares are convertible into Class A ordinary shares and the conversion terms, if any. We also note that the Class B ordinary shares do not have any economic interest in your company. If such shares are convertible into Class A ordinary shares, please disclose any resulting impact on the Class A ordinary shareholders, including dilution, and include appropriate risk factor disclosure.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 80 of the DRS/A to clarify that each Class B ordinary share shall entitle the holder thereof to repayment of capital in an amount equal to the par value of thereof, being an amount of $0.0001 per Class B ordinary share and our Class A ordinary shares are not convertible into Class B ordinary shares, and our Class B ordinary shares are not convertible into Class A ordinary shares, under any circumstances.

Underwriting

Underwriters’ Warrants, page 101

29.	Your disclosure that the underwriters’ warrants will be exercisable for five years from the commencement of sales in the offering appears to be inconsistent with your disclosure that the underwriters’ warrants will terminate on the third anniversary of the commencement of sales in the offering. Please revise your disclosure to clarify the term of the underwriters’ warrants.

RESPONSE: We respectfully advise the Staff that the Company has revised the description of the underwriters’ warrants on page 101 of the DRS/A to clarity that the underwriters’ warrants will terminate on the fifth anniversary of the commencement of sales of this offering.

Expenses Relating to this Offering, page 107

30.	Please include a line item in the table for transfer agent fees and expenses and for any premiums paid to insured directors or officers for liabilities in connection with the registration, offer or sale of the securities you are registering. Refer to Instruction to Item 9.F of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 107 of the DRS/A accordingly.

Note 2- Summary of Significant Accounting Policies Revenue Recognition, page F-23

31.	Please revise your revenue recognition policy to specifically state when control is transferred (i.e. shipping point or delivery) as “generally upon contract terms” is vague.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page F-23 of the DRS/A accordingly.

Item 7. Recent Sales of Unregistered Securities, page II-1

32.	We note that upon incorporation, the company issued 50 ordinary shares to founding shareholders, and that on June 30, 2023 the company issued Class A Ordinary Shares to “other shareholders” that were not CVC Investment or Northwestern Investment. Please name the persons or identify the class of persons to whom these securities were sold. Refer to Item 7 of Part II of Form F-1 and Item 701(b) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page II-1 of the DRS/A to identify to whom the securities were sold to.

33.	We note that the securities disclosed in this section were sold for nominal consideration, some of which has not been paid as of the date of this prospectus, and we note no cash flows from financing activities in your consolidated statements of cash flows for the fiscal years ended December 31, 2021 and 2022. With a view towards revised disclosure, please tell us how you obtained capital to commence operations.

RESPONSE: We respectfully advise the Staff that for the six months ended June 30, 2023 and 2022, the Company secured capital by generating revenue through commercial sales of IVD products, which has enabled the Company to cover costs to sustain business operations.

Signatures, page II-4

34.	Please revise the signature block to identify which officer is signing in his capacity as the Company’s controller or principal accounting officer. Refer to Instructions 1 and 2 to Signatures in Form F-1.

RESPONSE: We respectfully advise the Staff that the Company has revised the signature block on page II-5 of the DRS/A accordingly.

Signature of Authorized Representative in the United States, page II-5

35.	Please revise the preamble to this section as appropriate. In this regard, although it appears you intend to have a representative of Cogency Global Inc. sign the registration statement, the preamble refers to “Star Venture Investment Holding Limited.”

RESPONSE: We respectfully advise the Staff that the Company has revised the preamble on page II-6 of the DRS/A accordingly.

General

36.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that neither the Company, nor anyone authorized to do so on behalf of the Company, has presented to potential investors any written communications in reliance on Section 5(d) of the Securities Act. We will update the Staff to the extent that there is.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yiy@orllp.legal.

Sincerely,

/s/ Michael Lau
Michael Lau
Chief Executive Officer